

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 7, 2017

Bin Li
Chief Executive Officer
Bitauto Holdings Limited
New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People's Republic of China

> **Re:** **Bitauto Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 001-34947**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial and Prospects

A. Operating Results

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 82

1. In several instances, you identify two or more sources of a material change in your results of operations year-over-year, but you do not quantify or otherwise discuss the extent to which the identified sources contributed to the material change. For example, you disclose that the

62.9% increase in revenue from your digital marketing solutions business was attributable to "an increase in the number of advertising customers as well as increased spending from some customers." You state further that the 107.1% increase in cost of revenue from your transaction services business was "mainly due to increase in automobile transaction cost, funding cost, turnover taxes and related surcharges." In future filings, please enhance your disclosure to quantify, or otherwise describe the extent of the impact of, each such source that contributed to a material change. See Item 5.A of Form 20-F, and refer to Section III.D of SEC Interpretive Release No. 33-6835 for guidance. We note in this regard that you previously indicated you would provide such disclosure in future filings in connection with our review of your Form 20-F for the fiscal year ended December 31, 2012; see response 4 in your letter dated June 18, 2013.

Income tax expense, page 83

2. Explain to us how your income tax expense in the year ended December 31, 2016 was materially impacted by "increased operating profits(s)" in view of your consolidated loss from operations for the period. Also, explain the nature of the one-off non-deductible expenses for some of your subsidiaries similarly increasing your income tax expense. Tell us how the fiscal 2016 statutory rate reconciliation "Effect of differing tax rates in different jurisdictions" caused such a material increase in your income tax expense in view of your pre-tax loss for 2016.

B. Liquidity and Capital Resources, page 85

3. We note from your disclosures that the incurrence of debt could result in operating and financial covenants that restrict your operations and your ability to pay dividends to your shareholders. With a view toward future disclosure, please clarify whether there are debt covenants associated with convertible notes issued for an aggregate principal amount of US$150.0 million on August 2, 2016. We refer you to Section IV.C of SEC No. Release 33-8350.

Consolidated Financial Statements

Summary of Significant Accounting Policies

Note 2.(i) Restricted cash, page F-18

4. Tell us how your disclosure describes the provisions associated with the restrictions on cash pursuant to Rule 5-02(1) of Regulation S-X.

Note 13. Finance receivables, net, page F-43

5. We note that the Group provides automobile financial leasing services on its online automotive financial platform. We further note that the investment in the leases, net of

allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. With a view toward future disclosure, please tell us how your disclosures comply with each of the requirements in ASC 310-10-50. As an example, tell us your consideration of providing disclosures related to credit quality, impaired loans, modifications and nonaccrual status and past due financing receivables.

Note 15. Nonrecourse securitization debt, page F-45

6. With a view toward future disclosure, please tell us how your disclosures regarding the nonrecourse securitization debt and convertible debt comply with the requirements in ASC 470-10-50 and ASC 470-20-50-6.

Note 16. Convertible debt, page F-45

7. By reference to Exhibit 99.1 of Form 6-K furnished June 7, 2016, please explain the nature and terms of the indirect purchase of a portion of the convertible debt through PA Grand Opportunity Limited (PAG) by your CEO and Chairman, Mr. William Li under a total return swap arrangement with PAG. Also tell us why the classification of such arrangement is not reflected as a related party position in your balance sheet and related disclosures. Please refer to ASC 850-10-50-1 through 50-6 and Rule 4-08(k) of Regulation S-X in your response. In addition, tell us what consideration you gave to disclosing this transaction with Mr. Li in your "Major Shareholders and Related Party Transactions" section pursuant to Item 7.B. of Form 20-F.

Note 21. Income Taxes, page F-48

8. With a view toward future disclosure, please clarify whether you provide for deferred taxes on the undistributed earnings of your subsidiaries and Software Enterprises as of December 31, 2016 and 2015. We refer you to ASC 740-30-50-2.

Note 25. Commitments and Contingencies, page F-56

9. We note that the Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group's business, financial position or results of operations. With a view toward future disclosure, please explain why you have omitted the statements of cash flows or revise future filings to reference this financial statement.

Form 6-K furnished on May 15, 2017

10. We note that you present non-GAAP income from operations, Non-GAAP net income and non-GAAP basic and diluted net income per ADS. We further note that your disclosures indicate that reconciliation of these non-GAAP financial measures to the most directly

comparable U.S. GAAP financial measure is set forth at the end of this release. We are unable to locate such reconciliation of these non-GAAP financial measures. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information Technologies
and Services